MAGNACHIP SEMICONDUCTOR CORPORATION

c/o MagnaChip Semiconductor S.A.

74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.

Luxembourg B97483

(352) 45-62-62

October 9, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	MagnaChip Semiconductor Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011 (the “2011 10-K”)

File No. 001-34791

Dear Mr. Vaughn:

MagnaChip Semiconductor Corporation (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 28, 2012, relating to the 2011 10-K. For reference purposes, the text of your letter dated September 28, 2012 has been reproduced herein (in bold), with the Company’s response below each numbered comment. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 45; Results of Operations, page 55

1.	We note you conduct significant operations outside your home country in functional currencies that differ from your reporting currency. Please tell us any material effects of changes in currency exchange rates on reported revenues and costs as well as business practices and plans. Refer to Item 303(A)(3) of Regulation S-K and Financial Reporting Codification 501.09.b.

Response: A substantial portion of the Company’s operations relates to the Company’s Korean subsidiary, whose functional currency is the Korean won. Accordingly, changes in the exchange rate of the U.S. dollar to the Korean won have the most significant effect on the Company’s revenues and costs.

For the year ended December 31, 2011, over 20% of consolidated revenues and approximately 70% of total costs were denominated in Korean won. The average exchange rate of the U S. dollar to the Korean won in 2010 was 1,157.9. This compares to 1,108.8 in 2011, a 4.2% decrease from 2010. This change in the exchange rate resulted in a favorable impact of $7.8 million to reported revenues and an unfavorable impact of $20.8 million to expenses and costs of sales in 2011.

To mitigate the impact of depreciation or appreciation in the U.S. dollar related to the Korean won, the Company’s Korean subsidiary entered into option, forward and zero cost collar contracts. The Company pursues a hedge of 70 to 75% of net cash inflows from revenues and outflows from expenses denominated in Korean won. The effective portion of the derivative transactions reported under ASC 815, “Derivatives and Hedging,” in the consolidated statement of operation for the year ended December 31, 2011 was $11.5 million. Combined with hedging transactions, the changes in exchange rates in 2011 resulted in a net unfavorable impact of $1.5 million to the Company’s operating income.

Relating to the impact of foreign currency exchange rates and corresponding hedging transactions, the Company made disclosures in several locations in its 2011 10-K. Please refer to “Part I: Item 1. Risk Factors,” “Part I: Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting our Results of Operations,” “Part I: Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates,” and “Part I: Item 7A. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exposures.” Given the fact that the Company’s Korean subsidiary put an active hedging process in place to mitigate the impact of U.S. dollar depreciation or appreciation resulting in an effectively mitigated net impact of $1.5 million on operating income, the Company believes that the current disclosure satisfies Item 303(A)(3) of Regulation S-K and Financial Reporting Codification 501.09.b.

Notes to Consolidated Financial Statements, page 92; Note 9. Inventories, page 106

2.	Please explain to us the “change in reserve” of $2,997 in the year ended December 31, 2011. Tell us how your accounting complies with SAT Topic 5.BB, which states that a write-down of inventory to the lower of cost or market creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Response: The Company understands that an inventory reserve recorded at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up or reversed based on changes in underlying facts and circumstances pursuant to SAB Topic 5.BB. In respect to the “change” in the reserve balance of $3.0 million during the year ended December 31, 2011, the Company respectfully informs the Staff that these changes in reserve represent the movement in the notional reserve due to new losses recognized and inventory sold during the period. These changes in inventory reserve do not include any reversal of inventory reserve recorded at the close of prior fiscal period ends due to changes in facts and circumstances.

3.	Further to the above, if material, please revise future filings to quantify how changes in the inventory valuation allowances, including sales of previously written down inventory, impact your gross margins.

Response: The Company acknowledges the Staff’s comment and will evaluate future filings for disclosure in accordance with such comment if determined to be material. The change in reserve in 2011 is not material compared to the inventory balance.

Note 30—Condensed Consolidated Financial Statements, page 130

4.	We note your disclosure here that the guarantees are full and unconditional, subject to certain customary release provisions. Please explain to us in greater detail the nature of the customary release provisions you are referring to. Explain how you evaluated these release provisions and how full and unconditional guarantee meets the definition under Rule 3-10(h) of Regulation S-X in light of the customary release provisions disclosed.

Response: The indenture dated as of April 9, 2010 (the “Indenture”) governing the Company’s 10.500% Senior Notes due 2018 (the “Senior Notes”) contains customary release provisions for the guarantors under the Indenture (the “Guarantors”) that are typical of substantially all senior note indentures of this type. These include (i) the sale or other disposition of the capital stock of a Guarantor, or all or substantially all of its assets, to a third party, so long as the proceeds of such sale are used in accordance with the “Asset Sale” and other covenants of the Indenture; (ii) the declaration of such Guarantor as an “Unrestricted Subsidiary” under the Indenture; and (iii) upon legal defeasance, covenant defeasance or in accordance with the satisfaction and discharge provisions of the Indenture.

Pursuant to the guidance set forth in Section 2510.5 of the Financial Reporting Manual (the “Manual”) prepared by the Staff of the Division of Corporation Finance, each of these automatic release provisions falls within the category of customary circumstances deemed acceptable to meet the “full and unconditional” provision of Rule 3-10((h)(2) of Regulation S-X (See Section 2510.5, bullets 1, 2 and 4). The Indenture contains no other release provisions for Guarantors, and the Senior Note guarantees of the Guarantors are otherwise full and unconditional consistent with the definition of Rule 3-10(h)(2) of Regulation S-X and as described in Section 2510.4 of the Manual.

If you have any questions regarding our responses, please feel free to contact me by telephone at 82-2-6903-3073 or by facsimile at 82-2-6903-3898.

Very truly yours,

MagnaChip Semiconductor Corporation

By:	/s/ John McFarland
John McFarland
Executive Vice President, General Counsel and Secretary

cc:	Gary Newberry, SEC

Martin James, SEC

Margaret Sakai, MagnaChip Semiconductor Corporation

Micheal Reagan, Jones Day

Stuart Ogg, Jones Day